January 24, 2012

Ms. Deborah O’Neal-Johnson

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust II

Columbia Strategic Allocation Fund

Post-Effective Amendment No. 45
File No. 333-131683/811-21852

Dear Ms. O’Neal-Johnson:

This letter responds to comments received by telephone on January 12, 2012 for the above-referenced Post-Effective Amendment (“Filing”). Comments and responses are outlined below.

Comment 1.	Please confirm whether or not the Fund requires minimums on subsequent investments. If the Fund requires minimums on subsequent investments, state such minimums in the Buying and Selling Shares subsection of the Summary of the Fund section of the prospectus.

Response:	The Fund does not require minimums on subsequent investments and, therefore, disclosure on such minimums will not be added to the Summary section of the prospectus.

Comment 2.	Supplementally explain the concentration policy for Columbia Absolute Return Currency and Income Fund under the Fundamental Policies section of the Statement of Additional Information that states: “The fund will not concentrate in any one industry, provided however, that this restriction shall not apply to securities or obligations issued or guaranteed by the U.S. Government, banks or bank holding companies or finance companies. For all other industries, this means that up to 25% of the fund’s total assets, based on current market value at the time of purchase, can be invested in any one industry.”

Response:	Based on a review of the principal investment strategy and current holdings of Columbia Absolute Return Currency and Income Fund, the Fund has no intent to concentrate in banks, bank holding companies or finance companies and, therefore, expects to solicit shareholders the next time there is a shareholder meeting for the Fund to adopt a new fundamental concentration policy that eliminates the reference to concentrate in banks, bank holding companies or finance companies.

In connection with the above-referenced Filing, the Registrant hereby acknowledges the following:

The disclosures in the Filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in this Filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the Filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the Filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (612) 671-4321 or Heidi Brommer at (612) 671-2403.

Sincerely,

/s/ Christopher O. Petersen

Christopher O. Petersen

Vice President and Chief Counsel

Ameriprise Financial, Inc.